SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 4, 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON June 3, 2004

        Notice is hereby given that a Special Meeting of Shareholders (the “Meeting”) of Matav – Cable Systems Media Ltd. (the “Company”), will be held on June 3, 2004 (Israel time) at the offices of the Company, 42 Pinkas Street, North Industrial Area, Netanya, Israel, for the following purpose:

        To appoint Yair Keusch and Yeshayahu Drori as external directors of the Company.

The close of business on May 5, 2004 is the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to complete, date, sign and return the enclosed proxy as promptly as possible (and in any event no later than 24 hours prior to the time set for the Meeting) in the enclosed envelope.

Joint holders of shares should take note that, pursuant to Article 12(e) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors, Ori Gur-Arieh General Counsel and Company Secretary

Date: May 4, 2004

PROXY STATEMENT

Matav – Cable Systems Media Ltd.

42 Pinkas Street
North Industrial Area
Netanya, Israel

SPECIAL MEETING OF SHAREHOLDERS

June 3, 2004

This Proxy Statement is furnished to holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Matav – Cable Systems Media Ltd. (the “Company”), in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Special Meeting of Shareholders of the Company (the “Meeting”) to be held on June 3, 2004 at 15:00 p.m. (Israel time) at the offices of the Company at the address that appears above, or at any adjournment thereof.

The agenda of the Meeting will be as follows:

        To elect Yair Keusch and Yeshayahu Drori as external directors of the Company.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed

Shareholders who do not expect to attend the Meeting in person are requested to complete, date, sign and return the enclosed proxy as promptly as possible (and in any event no later than 24 hours prior to the time set for the Meeting) in the enclosed envelope.

Upon the receipt of a properly executed proxy in the form enclosed, at least 24 hours prior to the Meeting, the persons named as proxies therein will vote the Ordinary Shares covered thereby as indicated in the proxy. In the absence of such indication, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of the matter listed above.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new duly executed proxy bearing a later date (provided that such written notice or later dated proxy will be received no later than 24 hours prior to the time set for the Meeting) or by voting in person at the Meeting.

Proxies for use at the Meeting are being solicited by the Company. Proxy materials are being mailed to shareholders on or about May 12, 2004, and will be solicited chiefly by mail. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile or other personal contact.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable expenses of such forwarding will be borne by the Company.

Only holders of record of outstanding Ordinary Shares at the close of business on May 5, 2004 are entitled to notice of, and to vote at, the Meeting. On April 30, 2004, there were 30,218,370 outstanding Ordinary Shares. Each outstanding Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

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At least two shareholders of the Company holding or representing at least 40% of the voting rights in the Company, present in person or by proxy at the Meeting and entitled to vote, will constitute a quorum at the Meeting.

Item 1. – ELECTION OF TWO NEW EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required under the Israeli Companies Law-1999 (the “Companies Law”), to elect at least two external directors to their board of directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director’s appointment, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

The external directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for an additional three years. Other directors are elected annually. All of the external directors of a company must be members of its Audit Committee and each other committee of a company’s board of directors must include at least one external director.

The board of directors of the Company resolved on April 29, 2004 to recommend to the shareholders of the Company the election of Yair Keusch and Yeshayahu Drori as external directors, to replace Messers. Michael Goldsmidt and David Harnik whose service as external directors expired on June 4, 2004. The Company has received declarations from each of Yair Keusch and Yeshayahu Drori that he fulfills all the qualifications to serve as an external director of the Company under the Companies Law.

The following information is supplied regarding Yair Keusch and Yeshayahu Drori and is based upon information furnished by them to the Company

        Yair Keusch. has served as an economic and financial advisor to various companies since 2001. From 1972 to 2000, Mr. Keusch served as the Vice President of Finance of Delek The Fuel Corporation Ltd., an energy company publicly traded on the Tel-Aviv Stock Exchange. Mr. Keusch also served as a director in many companies. Before that, Mr. Keusch lectured in the Economic Department of Tel- Aviv University and other institutions of higher education in Israel. Mr. Keusch served as the Manager of the Economics Department of the Institute for Productivity of Labor and Manufacture. Mr. Keusch has a B.A. in economics and a MBA (Master of Business Administration) from the Hebrew University in Jerusalem.

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        Yeshayahu Drori. Mr. Drori held various positions with the “Dan” bus cooperative from 1978 to 2000, including heading the inspection, planning/development and finance divisions, and served as the Chairman of the cooperative’s Secretariat from 1997 to 2000. From 1992 to 2000 Mr. Drori served as the Chairman of “Avis” Dan Rent a Car. Mr. Drori has been serving as a member of the Tel Aviv municipal council since 1999. Mr. Drori is serving as a member of various municipal councils and committees, environmental bodies and is a member of the board of directors of Netivey Ayalon Ltd., an infrastructure governmental company.

The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Yair Keusch as an external director of the Company for a term of three years in accordance with the Companies Law, effective immediately.

“RESOLVED, to elect Yeshayahu Drori as an external director of the Company for a term of three years in accordance with the Companies Law, effective immediately.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

By Order of the Board of Directors Ori Gur-Arieh General Counsel and Company Secretary

Date: May 4, 2004

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